SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
          Under the Securities Exchange Act of 1934 (Amendment No. )*


                      Rogers Wireless Communications Inc.
      ...................................................................
                               (Name of Issuer)

                       Class B Restricted Voting shares
      ...................................................................
                        (Title of Class of Securities)

                                   775102205
      ...................................................................
                                (CUSIP Number)

                             David P. Miller, Esq.
                       333 Bloor Street East, 10th Floor
                           Toronto, Ontario M4W 1G9
                                    Canada
      ...................................................................
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                              September 13, 2004
      ...................................................................
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.775102205

________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     Rogers Communications Inc.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Not applicable
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     BK

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION



________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         127,732,187

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         127,732,187

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Rogers Communications Inc. ("RCI") owns 62,820,371 Class A Multiple Voting shares of Rogers Wireless Communications Inc. ("RWCI") which are convertible on a share-for-share basis into RWCI Class B Restricted Voting shares and 16,317,644 RWCI Class B Restricted Voting shares. On September 13, 2004, RCI entered into an agreement with JVII General Partnership ("JVII"), a partnership controlled by AT&T Wireless Services, Inc., to purchase JVII's 27,647,888 RWCI Class A Multiple Voting shares (which on or prior to closing will be converted into RWCI Class B Restricted Voting shares) and JVII's 20,946,284 RWCI Class B Restricted Voting shares. After the closing of this purchase transaction, RCI will own 62,820,371 RWCI Class A Multiple Voting shares and 64,911,816 RWCI Class B Restricted Voting shares. If all of RCI's RWCI Class A Multiple Voting shares were converted to RWCI Class B Restricted Voting shares, RCI would own 127,732,187 RWCI Class B Restricted Voting shares after the closing of the purchase transaction.

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO, HC

CUSIP No.775102205

________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     Edward Samuel Rogers

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Not Applicable
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     BK

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION



________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         127,732,187

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         127,732,187

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Rogers Communications Inc. ("RCI") owns 62,820,371 Class A Multiple Voting shares of Rogers Wireless Communications Inc. ("RWCI") which are convertible on a share-for-share basis into RWCI Class B Restricted Voting shares and 16,317,644 RWCI Class B Restricted Voting shares. On September 13, 2004, RCI entered into an agreement with JVII General Partnership ("JVII"), a partnership controlled by AT&T Wireless Services, Inc., to purchase JVII's 27,647,888 RWCI Class A Multiple Voting shares (which on or prior to closing will be converted into RWCI Class B Restricted Voting shares) and JVII's 20,946,284 RWCI Class B Restricted Voting shares. After the closing of this purchase transaction, RCI will own 62,820,371 RWCI Class A Multiple Voting shares and 64,911,816 RWCI Class B Restricted Voting shares. If all of RCI's RWCI Class A Multiple Voting shares were converted to RWCI Class B Restricted Voting shares, RCI would own 127,732,187 RWCI Class B Restricted Voting shares after the closing of the purchase transaction. Edward S. Rogers, through his beneficial ownership of RCI, beneficially owns the same shares.

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

Item 1. Security and Issuer

Title of Class of Equity Securities: Class B Restricted Voting shares

Name and Address of the Issuer's Principal Executive Offices:
Rogers Wireless Communications Inc. ("RWCI")
One Mount Pleasant Road, 16th Floor
Toronto, Ontario
M4Y 1Y5
Canada

Item 2. Identity and Background

    a.  Name:
        Rogers Communications Inc. ("RCI")
        Edward Samuel Rogers ("Rogers")

    b.  Business address:
        For both RCI and Rogers:
        333 Bloor Street East, 10th Floor
        Toronto, Ontario Canada M4W 1G9

    c.  RCI:

        Rogers Communications Inc. is a diversified Canadian communications and media company, which is engaged in cable television, high-speed Internet access and video retailing through its subsidiary Rogers Cable Inc.; wireless voice and data communications services through its subsidiary Rogers Wireless Communications Inc.; and radio, television broadcasting, televised shopping and publishing businesses through its subsidiary Rogers Media Inc.

        Rogers:

        Edward S. Rogers is President and Chief Executive Officer of Rogers Communications Inc., 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9 Canada.

d.      None.

e.      None.

f.      Citizenship:
        RCI-British Columbia
        Rogers-Canada

Item 3. Source and Amount of Funds or Other Consideration

62,820,371 RWCI Class A Multiple Voting shares were acquired by RCI prior to the registration of the Class B Restricted Voting shares under the Exchange Act of 1934 (the "Exchange Act").

In addition, the 16,317,644 RWCI Class B Restricted Voting shares currently owned by RCI were acquired by RCI prior to the registration of the RWCI Class B Restricted Voting shares under the Exchange Act.

RCI will pay an aggregate purchase price of C$1,767,370,035.64 or approximately US$1,359,515,412.03 (using the noon spot exchange rate as reported by the Bank of Canada on September 13, 2004 (C$1.30=US$1.00)) in cash for an additional 27,647,888 RWCI Class A Multiple Voting shares (which on or prior to closing will be converted into RWCI Class B Restricted Voting shares) and 20,946,284 RWCI Class B Restricted Voting shares in the Purchase Transaction described in Item 5(c) hereto. The source of the funds will be a bridge financing facility of up to two years with a group of Canadian financial institutions.

Item 4. Purpose of Transaction

The RWCI Class A Multiple Voting shares and RWCI Class B Restricted Voting shares owned by RCI were acquired for investment purposes, and the additional RWCI Class A Multiple Voting shares (all of which will be converted into RWCI Class B Restricted Voting shares on or prior to closing) and RWCI Class B Restricted Voting shares to be purchased by RCI in the Purchase Transaction described in Item 5(c) hereto are also being acquired for investment purposes. RCI has no current intention of acquiring ownership of or control or direction over any additional RWCI Class A Multiple Voting shares and RWCI Class B Restricted Voting shares. RCI may in the future acquire additional shares of RWCI in the market, pursuant to private transactions or otherwise, sell all or some portion of the shares of RWCI it owns or enter into derivative or other transitions with respect to its shares of RWCI.

Item 5. Interest in Securities of the Issuer.

       a. After the closing of the Purchase Transaction described in Item 5(c) hereto, if RCI converted all of its RWCI Class A Multiple Voting shares into RWCI Class B Restricted Voting shares, RCI would own 127,732,187 RWCI Class B Restricted Voting shares, representing 89.4% of the outstanding RWCI Class B Restricted Voting shares (on a fully converted basis).

           Rogers, through his beneficial ownership of RCI, has beneficial ownership of the RWCI shares reported herein.

       b.  (i) sole power to vote or to direct the vote:
           RCI-127,732,187 shares
           Rogers-127,732,187 shares

           (ii) shared power to vote or to direct the vote:
           None for both RCI and Rogers

           (iii) sole power to dispose or to direct the disposition of:
           RCI-127,732,187 shares
           Rogers-127,732,187 shares

           (iv) shared power to dispose or to direct the disposition of:
           None for both RCI and Rogers

       c. On September 13, 2004, RCI entered into an agreement with JVII General Partnership ("JVII"), a partnership controlled by AT&T Wireless Services, Inc., to purchase in Canada JVII's 27,647,888 RWCI Class A Multiple Voting shares (which on or prior to closing will be converted into RWCI Class B Restricted Voting shares) and JVII's 20,946,284 RWCI Class B Restricted Voting shares (the "Purchase Transaction"). The closing of the Purchase Transaction is expected to occur on or about October 13, 2004, with RCI entitled to accelerate that date upon written notice to JVII. The shares will be acquired for a cash purchase price of C$36.37 per share, representing an aggregate purchase price of C$1,767,370,035.64 or approximately US$1,359,515,412.03 (using the noon spot exchange rate as reported by the Bank of Canada on September 13, 2004 (C$1.30=US$1.00)).

        d. Rogers, through his beneficial ownership of RCI, has beneficial ownership of the RWCI shares reported herein.

        e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 13, 2004, RCI entered into an agreement with JVII, a partnership controlled by AT&T Wireless Services, Inc., to purchase JVII's 27,647,888 RWCI Class A Multiple Voting shares (which on or prior to closing will be converted into RWCI Class B Restricted Voting shares) and JVII's 20,946,284 RWCI Class B Restricted Voting shares. The closing of the Purchase Transaction is expected to occur on our about October 13, 2004, with RCI entitled to accelerate that date upon written notice to JVII. The shares will be acquired for a cash purchase price of C$36.37 per share, representing an aggregate purchase price of C$1,767,370,035.64 or approximately US$1,359,515,412.03 (using the noon spot exchange rate as reported by the Bank of Canada on September 13, 2004 (C$1.30=US$1.00)).

Item 7. Material to be Filed as Exhibits.

        1. Credit Agreement (to be filed by amendment).

        2. Purchase Agreement between RCI and JVII dated September 13, 2004 (incorporated by reference to Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K filed by RCI on September 17, 2004).

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROGERS COMMUNICATIONS INC.

Date: September 21, 2004

/s/ Graeme McPhail
...............................................................................
Signature
Name:  Graeme McPhail
Title: Vice President, Associate General Counsel




Date: September 21, 2004

/s/ Edward Samuels Rogers, O.C.
...............................................................................
Signature
Name: Edward Samuel Rogers, O.C.